EXHIBIT 1
STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS (Unaudited)

	May 29,	February 27,
	2011	2011
	(Dollars in thousands, except per
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$27,089	$28,100
Accounts receivable, net of allowance for doubtful accounts of $266 and $315, respectively	34,829	38,079
Inventory	7,067	7,485
Deferred income taxes	1,459	1,440
Income taxes receivable	71	—
Prepaid expenses and other current assets	4,828	4,370

Total current assets	75,343	79,474

Property and equipment, net	12,716	13,695
Intangible assets, net	3,408	3,438
Goodwill	9,596	9,584
Deferred income taxes	1,824	1,803
Deferred financing fees	11,292	10,993
Other assets	4,136	4,867

Total assets	$118,315	$123,854

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	6,845	7,291
Accrued expenses	19,328	25,611
Income taxes payable	—	285
Deferred revenue	38,360	36,199

Total current liabilities	69,533	74,386

Long-term debt, net of discount	252,871	249,069
Embedded derivatives	19,311	18,955
Deferred revenue and other liabilities	12,856	12,170

Total liabilities	354,571	354,580

Commitments and contingencies (Note 5)

Redeemable convertible preferred stock:
Series A: 7,000 shares authorized and 6,561 shares issued and outstanding at May 29, 2011 and February 27, 2011 (liquidation preference of $103,123 and $101,101, respectively)	103,123	101,101
Series B: 20,524 shares authorized and 3,532 and 3,532 issued and outstanding at May 29, 2011 and February 27, 2011 (liquidation preference of $55,511 and 54,423, respectively)	55,511	54,423
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518

Total redeemable convertible preferred stock	164,152	161,042

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized and 28,809 shares issued and outstanding at May 29, 2011 and February 27, 2011	16,712	16,712
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at May 29, 2011 and February 27, 2011	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at May 29, 2011 and February 27, 2011, respectively	8,998	8,998
Additional paid in capital	—	—
Accumulated deficit	(427,599)	(418,687)
Accumulated other comprehensive gain	1,481	1,209

Total stockholders’ deficit	(400,408)	(391,768)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$118,315	$123,854

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	13 weeks ended
	May 29, 2011	May 30, 2010
	(Dollars in thousands)
REVENUE
Product	$16,889	$13,106
Service	32,677	33,859

Total revenue	49,566	46,965

COST OF REVENUE
Product	7,488	6,745
Service	13,909	14,220

Total cost of revenue	21,397	20,965

Gross profit	28,169	26,000

OPERATING EXPENSES
Research and development	7,346	7,020
Sales and marketing	7,786	6,964
General and administrative	5,754	5,212
Amortization of intangibles	—	52
Restructuring charges	—	(4)
(Gain) on sale of subsidiary	—	(3,655)
Management fees	300	217

Total operating expenses	21,186	15,806

Profit from operations	6,983	10,194

Interest income	6	56
Interest expense	(12,185)	(9,096)
Loss on extinguishment of debt	—	(3,751)
Other expense, net	(383)	(50)

Loss before income taxes	(5,579)	(2,647)
Provision for income taxes	316	447

Net loss	$(5,895)	$(3,094)

The accompanying notes are an integral part of the interim consolidated financial statements

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	13 weeks ended
	May 29,	May 30,
	2011	2010
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows from operating activities:
Net loss	$(5,895)	$(3,094)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,978	2,570
Amortization of deferred financing costs	2,554	1,618
Stock-based compensation	93	150
Provision for doubtful accounts	—	54
Inventory provision	279	234
Loss on extinguishment of debt	—	3,751
Loss on embedded derivatives	337	—
Gain from sale of subsidiary	—	(3,655)
Interest payable-in-kind	1,902	1,104
Changes in assets and liabilities
Accounts receivable	3,425	10,037
Inventory	(41)	(1,067)
Prepaid expenses and other current assets	(431)	(727)
Accounts payable	(490)	(498)
Accrued expenses	(131)	(872)
Interest payable	(6,275)	1,334
Income taxes payable	(362)	347
Deferred revenue	3,323	(3,734)
Other long-term assets and liabilities	(476)	570

Net cash (used in) provided by operating activities	(210)	8,122

INVESTING ACTIVITIES
Cash flows from investing activities:
Acquisition of property and equipment	(806)	(1,837)
Proceeds from sale of subsidiary	—	3,555
Acquisition of other long-term assets	(19)	(24)

Net cash (used in) provided by investing activities	(825)	1,694

FINANCING ACTIVITIES
Cash flows from financing activities:
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	—	207,281
Payments on long-term debt	—	(218,000)
Payment of debt and equity issuance fees	(142)	(12,845)
Proceeds from revolving credit facility	—	8,000
Payment on revolving credit facility	—	(30,000)

Net cash used in financing activities	(142)	(45,564)

Effect of exchange rate changes on cash	166	(561)

Net decrease in cash and cash equivalents	(1,011)	(36,309)
Cash and cash equivalents at beginning of period	28,100	56,768

Cash and cash equivalents at end of period	$27,089	$20,459

The accompanying notes are an integral part of the interim consolidated financial statements

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands)
NOTE 1 — NATURE OF BUSINESS
     Stratus Technologies Bermuda Holdings Ltd (“Stratus” or the “Company”) is a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and small to medium-sized businesses. The Company’s customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, healthcare and life sciences, manufacturing and logistics, and government and public safety. These customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses.
     Stratus’ suite of products includes servers, services and software. The servers utilize a true, fault-tolerant systems architecture supported by a value-added services platform, which together provide industry-leading continuous availability with 99.999% uptime (i.e., approximately five minutes of annual unplanned downtime). The Company’s value added services include maintenance services and managed services. Maintenance services are comprised of remote service management, predictive fault detection, root cause analysis and uptime guarantees. Managed services include long-term engagements where we manage many elements of a customer’s mission-critical server environment, as well as onsite consulting and project management.
     The Company provides its products and services through direct sales and third-party channels, including distributors, value added resellers, independent software vendors and systems integrators around the world. As of May 29, 2011, the Company employed approximately 570 people globally.
     The impact of changes in world economies and especially the global server market has created a challenging environment and may reduce the demand for our servers and adversely impact our ability to service our short-term and long-term debt obligations. We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. However, there is no assurance that cash flows from operations and additional financings will be available in the future to fund such obligations in the long term. There can be no assurance that we will be able to refinance any of our indebtedness obligations on commercially reasonable terms or at all.
NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
     The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The unaudited interim consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries. All intercompany accounts and transactions have been eliminated.
     The accompanying unaudited interim consolidated financial statements do not include all of the information and note disclosures required by generally accepted accounting principles (“GAAP”) in the United States. These unaudited interim consolidated financial statements are for the period covering the thirteen weeks ended May 29, 2011 and the period covering the thirteen weeks ended May 30, 2010. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material inter-company balances and transactions have been eliminated.
     These consolidated financial statements have been prepared based upon Securities and Exchange Commission (“SEC”) rules that permit reduced disclosure for interim periods. For a more complete discussion of significant accounting policies and certain other information, these consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto included in the Company’s Annual Report on Form 20-F for the year ended February 27, 2011.
     It is management’s opinion that the accompanying unaudited interim consolidated financial statements reflect all adjustments (which are normal and recurring) that are necessary for a fair statement of the results for the interim periods. These consolidated financial statements and condensed notes should be read in conjunction with the audited consolidated financial statements and related notes for the year ended February 27, 2011. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year.
     The February 27, 2011 balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.
New Accounting Guidance
     In September 2009, the Financial Accounting Standards Board (“FASB”) issued an accounting standard for multiple-deliverable revenue arrangements which changed the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative best estimate of selling price (“BESP”) if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third party evidence of selling price (“TPE”). Concurrently with issuing this standard, the FASB also issued an accounting standard which excludes software that is contained in a tangible product from the scope of software revenue recognition guidance if the software component and the non-software component function together to deliver the tangible product’s functionality.
     The Company adopted these standards on a prospective basis for new and materially modified arrangements originating on or after February 28, 2011. For the first quarter of fiscal 2012, the impact of this new revenue recognition guidance was immaterial to the unaudited interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(Dollars in thousands)
Cash and cash equivalents
     Cash equivalents include investments with maturities of three months or less at time of purchase and primarily consist of a highly liquid money market fund. The Company had $458 and $533 recorded as cash equivalents as of May 29, 2011 and February 27, 2011, respectively.
Restricted cash
     The Company had $122 and $121 of restricted cash in other long-term assets at May 29, 2011 and February 27, 2011, respectively, for cash collateral obligations required in the ordinary course of business.
Fair value measurements
     On March 22, 2010, the Company entered into the Second Amendment to the First Amended and Restated Second Lien Credit Agreement (“Lien 2”), which became effective upon the overall refinancing of the Company’s outstanding debt on April 8, 2010 (the “April 8, 2010 Refinancing”). Also on April 8, 2010, the Company issued Units, each consisting of $480 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies Bermuda Ltd. and $520 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies, Inc. (collectively, the “Senior Secured Notes” or the “Notes”). See the Company’s fiscal 2011 annual report filed on Form 20-F for more information on the April 2010 Refinancing.
     In accordance with the accounting standards for fair value measurements and disclosures, certain of the Company’s assets and liabilities, including those associated with the Senior Secured Notes and the Lien 2 debt are measured at fair value. Fair value is defined as the price at which and asset would be sold or a liability would be transferred in an orderly transaction between market participants at the measurement date. The Company determines fair values using the following hierarchy:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
     The following tables represents the Company’s assets and liabilities measured at the fair value on a recurring basis as of May 29, 2011 and February 27, 2011:

		Quoted Prices in	Significant
	Total	Active Market for	Other	Significant
	May 29,	Identical Assets	Observable	Unobservable
	2011	(Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets:
Cash equivalents in highly liquid money market fund	$458	$458	$—	$—
Investment in corporate equity security	33	33	—	—
Embedded derivative in Senior Secured Notes	1,492	—	—	1,492

Total	$1,983	$491	$—	$1,492

Liabilities:
Embedded derivatives in Senior Secured Notes	19,311	—	—	19,311

Total	$19,311	$—	$—	$19,311

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(Dollars in thousands)

		Quoted Prices in
	Total	Active Market for	Significant Other	Significant
	February 27,	Identical Assets	Observable	Unobservable
	2011	(Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets:
Cash equivalents in highly liquid money market fund	$533	$533	$—	$—
Investment in corporate equity security	37	37	—	—
Embedded derivative in Senior Secured Notes	1,473	—		1,473

Total	$2,043	$570	$	$1,473

Liabilities:
Embedded derivatives in Senior Secured Notes	18,955	—	—	18,955

Total	$18,955	$—	$—	$18,955

     As of May 29, 2011, the carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and short-term debt approximated their fair value due to the short-term nature of these financial instruments. The Company invests in a short-term money market fund that is classified as cash and cash equivalents within the accompanying consolidated balance sheets, as these funds are highly liquid and readily convertible to known amounts of cash. The Company’s investment in a corporate equity security is held in a security traded on a public market and may be converted to cash based on its market value on that date. As a result, these investments are classified Level 1 assets in the fair value hierarchy.
     The Company determined the fair value of the Senior Secured Notes by identifying all of the possible redemption combinations that could occur, then constructed a payment schedule for the Senior Secured Notes and discounted the cash flows to their present values using a discount rate determined by adjusting the implied yield of the Senior Secured Notes at their inception. The fair value of the Notes is the weighted average present value of all paths. At May 29, 2011, the fair value of the Notes was approximately $224,765 which includes the net fair value of the embedded derivatives of $17,819.
     The income approach was used to value Lien 2. The cash flows for Lien 2 were projected as of the valuation date based on the contractual terms and conditions contained within the credit agreement relating to that loan. The cash flows generated were discounted to their present value using an estimated rate of return that reflected the relative risk of the security, as well as the time value of money. Factors used to determine the appropriate discount rate included an estimate of our credit quality based on comparable company financial metrics, seniority of the debt relative to the Company’s other outstanding financial instruments, as well as the interest terms under the Lien 2 credit agreement. The result was a range of concluded fair values. At May 29, 2011, the fair value of the Lien 2 debt is equal to its carrying value of the debt plus accrued interest payable-in-kind, which is approximately $85,496.
     The data sources utilized in this valuation model are not directly obtained from observable market activity and are significant to the fair value measurement of Level 3 unobservable inputs to the fair value hierarchy.
      The Company analyzed the Senior Secured Notes in accordance with accounting standards for derivative instruments and hedging activities and identified certain features that were considered embedded derivatives:
•	the Issuer’s right to redeem the Senior Secured Notes at a specified price in the event of an Equity Offering;
•	the right of the holder of the Senior Secured Notes to sell back the Senior Secured Notes to the Company at a specified price in the event of a change in Control;
•	the Issuer’s requirement to make an offer to purchase the Senior Secured Notes with 100% of Excess Cash Flow for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011 at 120% of the principal amount together with accrued and unpaid interest.
     Fair value of the Company’s embedded derivatives is derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points. The data sources utilized in this valuation model are not directly obtained from observable market activity and are significant to the fair value measurement of Level 3 unobservable inputs to the fair value hierarchy.
     As of May 29, 2011, the fair value of the Equity Offering embedded derivative is $1,492 and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and Excess Cash Flow embedded derivatives are $17,639 and $1,672, respectively, and are recorded as long term liabilities in the consolidated balance sheet. These embedded derivatives will be revalued quarterly and any change in fair value will be recorded in the consolidated statement of operations through other (expense) income.
     For the three month period ended May 29, 2011, the Company recorded an expense of $337 in other (expense) income related to the net change in the fair value of the embedded derivatives. No expense or income was recorded for the three months ended May 30, 2010 due to the timing of the April 2010 Refinancing.
     The following table provides a summary of changes in fair value of the Company’s recurring Level 3 financial assets for the three months ended May 29, 2011 and May 30, 2010:

	May 29, 2011	May 30, 2010
Assets:

Balance, beginning of the period	$1,473	$—
Embedded derivative at inception	—	2,451
Increase (decrease) to embedded derivative	19	—

Balance, end of the period	$1,492	$2,451

	May 29, 2011	May 30, 2010
Liabilities:

Balance, beginning of the period	$18,955	$—
Embedded derivatives at inception	—	19,636
Increase (decrease) to embedded derivatives	356	—

Balance, end of the period	$19,311	$19,636

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(Dollars in thousands)
Inventory
     Inventory is valued at the lower of cost (first-in, first-out) or market. The Company considers recent historic usage and future demand in estimating the realizable value of its inventory. The Company records a provision upon determination that inventory is excess or obsolete.
     Inventory consists of the following:

	May 29,	February 27,
	2011	2011
Parts and assemblies	$1,866	$2,146
Work-in-process	622	826
Finished products	4,579	4,513

Total Inventory	$7,067	$7,485

Revenue recognition
     The Company derives revenue from the sale of products, post contract support, and professional services. The Company’s transactions frequently include the sale of products and services under multiple element arrangements. The products, which consist of hardware servers with embedded value-added software and software-only licenses, and services, are sold to end users, resellers and other third-party channels. The Company’s hardware servers are always enabled with the embedded value added software as they function together to deliver the server’s functionality.
     Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collectability is reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance).
     For new contracts entered into or modified after February 28, 2011 which contain multiple elements and software and non-software components that function together to deliver the tangible product's essential functionality, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE, if available, TPE if VSOE is not available, and BESP if neither VSOE nor TPE is available. The Company then recognizes revenue for each deliverable based on its relative value.
     VSOE is based upon the amount charged when an element is sold separately. The Company does not have VSOE for its hardware and software product offerings because prices are negotiated with every order and these negotiated prices vary between customers. TPE is established by evaluating largely interchangeable competitor products in stand-alone sales to similarly situated customers. However, the Company is not typically able to determine TPE because the Company’s products contain a significant element of proprietary value added technology that offers substantially different features and functionality enabling fault tolerance, unlike any other product in the market. The Company has established VSOE on its service offerings. Post contract support VSOE is supported by a substantive maintenance renewal clause coupled with consistent pricing year over year after initially being established. Professional services VSOE is supported by consistent hourly rates charged for such services. If the arrangement contains both software enabled hardware and software-only deliverables, the arrangement consideration is then allocated to software enabled hardware and the software-only deliverables as a group using the relative selling prices based on the selling price hierarchy described above.
     When the Company is unable to establish VSOE or TPE for its products, the Company uses BESP in its allocation of the arrangement consideration. The objective of BESP is to determine the price the Company would typically sell the product for on a stand-alone basis. The Company’s discounts vary, and overall average discounts differ from quarter to quarter. However, the Company does sell based on market demands and maintains consistent positive margins and management controls product discounts based on the projected product margins for each transaction. Therefore a margin based BESP has been determined to be most appropriate. The Company has determined BESP for its products based upon geography, operating system, and performance functionality. The Company reviews this margin based BESP on a periodic basis based upon the consistency of product pricing.
     For software-only products and all product transactions entered into on or prior to February 27, 2011, the Company recognizes revenue under the software revenue recognition guidance and allocates revenue for multiple element arrangements for which VSOE exists for all undelivered elements using the “residual method”. The value of the services is determined using VSOE and deferred initially and then recognized ratably over the maintenance period or as delivered for professional services. The residual amount of the order is then allocated to and recognized for delivered elements.
     The Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specific return or refund privileges. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.
     Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year or greater, and maintenance agreements automatically renew until such time as termination is invoked per the contract. Maintenance and support services include parts replacement and repair, telephone support, and unspecified rights to operating system upgrades and enhancements on a when and if available basis. Installation and other consulting service revenues are recognized as performed, subject to all other revenue recognition criteria being met. Professional services typically include migration services, performance analysis, application support, and various other consulting services, none of which is considered essential to the functionality of the Company’s products.
     If the fee due from the customer is not fixed or determinable, inclusive of when payment terms greater than 90 days have been granted, revenue is recognized as payment is due, assuming all other revenue recognition criteria have been met. If collection is not considered reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance), revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit, or bank guarantee has been put in place.
     Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. Revenue is initially deferred and then recognized when product is sold through to the end user based on evidence provided by the reseller, provided all other revenue recognition criteria have been met (“Sell through”). On a limited basis, when the Company provides a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed and all other revenue recognition criteria have been met.
     The Company records deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.
     Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue. Sales tax, value-added tax, consumption tax and any other similar taxes are excluded from revenue.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(Dollars in thousands)
Warranty
      The Company warrants that its products will perform in all material respects in accordance with the Company’s standard published specifications in effect at the time of delivery of the products to the customer. The Company offers product warranties generally ranging from 30 days to 1 year. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, whether the units are covered by service contracts, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.
Changes in the Company’s product warranty liability during the period are as follows:

	May 29,	May 30,
	2011	2010
Balance, beginning of the period	$98	$100
Current period accrual	61	51
Amounts charged to the accrual	(65)	(64)

Balance, end of the period	$94	$87

NOTE 3 — RESTRUCTURING
          The following tables set forth the restructuring liability for the thirteen weeks ended May 29, 2011 and May 30, 2010.

Severance and
Fringe Benefits
Restructuring Liability as of February 28, 2010	$2,337
Restructuring Charges	(4)
Currency Translation	(74)
Cash payments	(852)

Restructuring Liability as of May 30, 2010	$1,407

Severance and
Fringe Benefits
Restructuring Liability as of February 27, 2011	$1,298
Cash payments	(535)

Restructuring Liability as of May 29, 2011	$763

     The restructuring liability reflects estimates, including those related to termination benefits and settlements of contractual obligations, which are reviewed by the Company periodically throughout the year.
NOTE 4 — DEBT
     Debt consists of the following:

	May 29,	February 27,
	2011	2011
Senior Secured Notes	$215,000	$215,000
Second Lien Credit Agreement, including interest payable in kind	83,594	81,755

Total	$298,594	$296,755

     The weighted-average interest rate of the Senior Secured Notes was 13.8% for the first thirteen weeks of fiscal 2012 and 2011.
     The weighted-average interest rate of the Second Lien Credit Facility was 14.9% for the first thirteen weeks of fiscal 2012. The weighted-average interest rate of the pre-refinancing and post-refinancing Second Lien Credit Facility was 11.3% and 15.0% respectively, for the thirteen weeks ended May 30, 2010.
     There were no borrowings under the Revolving Credit Facility during the first thirteen weeks of fiscal 2012.
     The Company’s registration of the Senior Notes with the United States Securities and Exchange Commission went effective on April 18, 2011. The Company completed a 100% exchange of the 215,000 units of unregistered Senior Secured Notes for 215,000 units of registered Senior Secured Notes on May 17, 2011.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(Dollars in thousands)
Capitalized Registration Fees
     The Company capitalized $847 of fees related to the registration statement which will be expensed using the effective interest method beginning on the effective date of the registration of April 18, 2011 and continuing through the Senior Secured Notes maturity date of March 29, 2015.
NOTE 5 — COMMITMENTS AND CONTINGENCIES
Legal matters
     The Company is involved in various other legal proceedings arising in the ordinary course of business, none of which we currently expect to have a material adverse effect on our results of operations, cash flows or financial condition.
Purchase commitments
     As of May 29, 2011 and February 27, 2011, the Company had outstanding purchase commitments to one contract manufacturer amounting to approximately $4,737 and $3,900, respectively.
NOTE 6 — REDEEMABLE CONVERTIBLE PREFERRED STOCK
     The Company’s capital structure at May 29, 2011 included 6,561,242 issued and outstanding shares of Series A redeemable convertible preferred stock, and 3,531,904.62 issued and outstanding shares of Series B redeemable convertible preferred stock.
Preference Shares
     The Series A redeemable convertible preferred shares and the Series B redeemable convertible preferred shares (collectively the “Preference Shares”) in the amounts of $103,123 and $55,511 at May 29, 2011, respectively, became redeemable for cash at the option of the holder on February 26, 2007. Such preference shares also include liquidation preferences, which may be triggered in the event of a liquidation, dissolution, winding-up, or change in control of the Company. In connection with the April 8, 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of i) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding, and ii) 91 days after the first date on which no Second Lien Facility debt is outstanding.
     The most significant terms of the preference shares are as follows:
Voting Rights
     Holders of the preference shares are entitled to vote on an “as-if” converted basis, such votes to be counted together with all other shares of the Company having general voting power and not counted separately as a class, except as otherwise required by law. As a result, the preference shares have voting control of the Company.
Conversion
     The preference shares are convertible into ordinary stock at the option of the holder. The preference shares also automatically convert at their respective conversion rates into ordinary stock upon the closing of a firmly underwritten public offering of ordinary shares resulting in gross proceeds to the Company in excess of $75,000 and at a minimum price of $6.54 per share. The conversion rate for the preference shares is 2.17-to-1.
Dividends
     The holders of preference shares are entitled to dividends at an annual rate of 8% of the initial purchase price, on a non-cumulative basis, when and if declared, as determined by the Board of Directors. No dividends have been declared or paid through May 29, 2011.
Redemption
     Each holder of preference shares may require the Company to redeem for cash all of its outstanding preference shares, as defined by the related agreements, as amended, subject to proportional adjustment for stock splits, reverse splits, stock dividends, stock distributions or similar events related to the capitalization of the Company. As of May 29, 2011, the redemption value of the Series A and Series B preference shares totaled $103,123 and $55,511, respectively.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(Dollars in thousands)
     In connection with the April 8, 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of i) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding, and ii) 91 days after the first date on which no Second Lien Facility debt is outstanding.
     Liquidation Preference
     Series A and B preferred shareholders are entitled to receive, in preference to any distribution to the ordinary stockholders, $7.09 per share, subject to anti-dilution adjustments, plus a graduating compounding rate of return that is reduced to 8% after February 1, 2003, as defined in the Company’s Bye-laws. As of May 29, 2011, the liquidation preference of Series A and Series B preferred stock was equal to the redemption preferences of $103,123 and $55,511, respectively.
Right to additional Series B preferred shares
     In connection with the April 8, 2010 Refinancing (see Note 2), the Lien 2 holders will be issued additional preferred stock equal to 7.5% of the total issued preferred stock, as in issue immediately after the closing of the refinancing, on April 30, 2013 if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of preferred shares equal to 52.5% of the total issued preferred stock as in issue immediately after the closing of the refinancing.
NOTE 7 — STOCKHOLDERS’ DEFICIT
Ordinary Shares
     As of May 29, 2011, the Company’s capital structure included 15,511,605.38 issued and outstanding shares of Series B ordinary stock and 28,809,184 issued and outstanding shares of ordinary stock.
Right to additional Series B ordinary shares
     In connection with the April 8, 2010 Refinancing (see Note 2), the Lien 2 holders will be issued additional ordinary stock equal to 7.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing, on April 30, 2013, if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of ordinary shares equal to 52.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing.
NOTE 8 — STOCK-BASED COMPENSATION
     The Company maintains a Stock Incentive Plan (the “Plan”) to facilitate the issuance of shares of its ordinary stock to employees, members of management, officers, directors and consultants of the Company and its subsidiaries. As of May 29, 2011, all of the outstanding options issued under the Plan were non-qualified stock options. The Company grants stock options at an exercise price equal to or greater than the fair market value of the Company’s ordinary shares at the date of grant. These awards, which generally vest annually at a rate of 25 percent per year, are fully vested four years from the date of grant and have a contractual life of ten years.
     The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key inputs and assumptions used to estimate the fair value of stock options include the exercise price of the option, the expected option term, volatility of the Company’s stock, the risk-free interest rate with a maturity date equivalent to the expected life of the option, and the Company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value that may ultimately be realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.
     Total stock-based compensation expense for the three months ended May 29, 2011 and May 30, 2010 was $93 and $150, respectively. There was no resulting income tax benefit for the three months ended May 29, 2011 or May 30, 2010.
NOTE 9 — COMPREHENSIVE LOSS
The components of comprehensive loss, net of tax, were as follows:

	May 29,	May 30,
	2011	2010
Net loss	$(5,895)	$(3,094)
Unrealized foreign currency translation adjustment	275	(743)
Unrealized loss on available for sale securities, net of taxes	(3)	(3)

Comprehensive loss	$(5,623)	$(3,840)

NOTE 10 — EMPLOYEE BENEFIT PLANS
     The Company has a benefit plan available to all United States employees, which qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan from 2% to 25% of their salary on a pre-tax basis, subject to certain statutory limitations. In March 2011 the Company reinstated its 401(k) matching program effective January 2011. The Company matches 25% of the first 4% of the employee’s pre-tax contributions. Contributions are invested at the direction of the employee in one or more investment funds. The Company recorded expense of $157 in the first quarter of fiscal 2012 for the time period of January 2011 through May 2011 relating to this plan. Employees in several countries outside of the U.S. are covered by defined contribution plans in accordance with applicable government regulations and local practices. Expenses attributable to these plans were not material in the first quarter of fiscal 2012 or 2011.
NOTE 11 — CONSOLIDATING FINANCIAL STATEMENTS
     The Company as parent guarantor (“Bermuda Holdings”) and the Company’s subsidiaries SRA Technologies Cyprus Limited, Stratus Technologies Ireland Limited, Cemprus Technologies, Inc., and Cemprus, LLC (“Guarantor Subsidiaries”) have fully and unconditionally guaranteed on a joint and several basis, the obligation to pay principal and interest with respect to the $215.0 million aggregate principal amount of Senior Secured Notes issued by Stratus Technologies, Inc. (“Stratus US”) and Stratus Technologies

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(Dollars in thousands)
Bermuda Ltd. (“Bermuda Ltd.”). The Senior Secured Notes issued by Stratus US are guaranteed by Bermuda Ltd. and the Senior Secured Notes issued by Bermuda Ltd. are guaranteed by Stratus US. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company and its subsidiaries, could limit Stratus Technologies, Inc. and Stratus Technologies Bermuda Ltd.’s ability to obtain cash for the purpose of meeting the debt service obligations, including payment of principal and interest on the Senior Secured Notes. The holders of the Senior Secured Notes will be direct creditors of Stratus Technologies, Inc. and Stratus Technologies Bermuda, Ltd, the Company and the Company’s principal direct subsidiaries by virtue of the guarantees. The Company has indirect subsidiaries located primarily in Europe and Asia (“Non-Guarantor Subsidiaries”) that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the Senior Secured Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the Senior Secured Notes. The consolidating financial statements include the accounts of the Company and its 100% owned subsidiaries.
     The Non-Guarantor subsidiaries represent more than an inconsequential portion of the consolidated assets and revenues of the Company.
     The following supplemental consolidating financial statements are presented:
     1. Unaudited consolidating balance sheets as of May 29, 2011 and February 27, 2011.
     2. Unaudited consolidating statements of operations and cash flows for the thirteen weeks ended May 29, 2011 and May 30, 2010.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
As of May 29, 2011
CONSOLIDATING BALANCE SHEET (Unaudited)

	Bermuda		Stratus	Guarantor	Non Guarantor
	Holdings	Bermuda Ltd.	US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$55	$698	$4,358	$14,751	$7,227	$—	$27,089
Accounts receivable, net of allowance for doubtful accounts	—	75	6,097	18,777	10,056	(176)	34,829
Intercompany receivable	30,007	—	81,764	—	11,089	(122,860)	—
Inventory	—	—	6,444	1,038	1,679	(2,094)	7,067
Deferred income taxes	—	—	—	—	1,459	—	1,459
Income taxes receivable	—	—	179	78	—	(186)	71
Prepaid expenses and other current assets	536	114	2,410	273	1,845	(350)	4,828

Total current assets	30,598	887	101,252	34,917	33,355	(125,666)	75,343

Property and equipment, net	—	—	10,257	911	1,548	—	12,716
Intangible assets, net	—	3,088	320	—	—	—	3,408
Goodwill	—	6,197	1,306	1,345	748	—	9,596
Deferred income taxes	—	—	—	—	1,824	—	1,824
Deferred financing fees	830	4,479	5,983	—	—	—	11,292
Investment in subsidiaries	—	21,980	39,616	1,897	—	(63,493)	—
Other assets	583	716	1,025	52	1,760	—	4,136
Long-term intercompany receivable	—	—	48,125	—	—	(48,125)	—

Total assets	$32,011	$37,347	$207,884	$39,122	$39,235	$(237,284)	$118,315

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$—	$2,400	$2,600	$—	$—	$—	$5,000
Accounts payable	119	—	1,621	2,480	2,949	(324)	6,845
Intercompany payable	—	42,609	5,621	74,630	—	(122,860)	—
Accrued expenses	193	2,125	8,698	1,413	7,102	(203)	19,328
Income taxes payable	—	132	—	—	54	(186)	—
Deferred revenue	—	—	642	35,568	2,150	—	38,360

Total current liabilities	312	47,266	19,182	114,091	12,255	(123,573)	69,533

Long-term debt, net of discount	—	121,604	131,267	—	—	—	252,871
Long-term intercompany payable	—	48,125		—	—	(48,125)	—
Liability in subsidiaries	28,034	—	—	—	—	(28,034)	—
Embedded derivatives	—	9,269	10,042	—	—	—	19,311
Deferred revenue and other liabilities	—	919	5,894	5,740	303	—	12,856

Total liabilities	28,346	227,183	166,385	119,831	12,558	(199,732)	354,571

Redeemable convertible preferred stock:
Series A redeembable convertible preferred stock	103,123	—	—	—	—	—	103,123
Series B redeemable convertible preferred stock	55,511	—	—	—	—	—	55,511
Right to shares of Series B redeembable convertible preferred stock	5,518	—	—	—	—	—	5,518

Total redeemable convertible preferred stock	164,152	—	—	—	—	—	164,152

Stockholders’ (Deficit) Equity:
Ordinary stock	16,712	71	20,000	2,370	5,318	(27,759)	16,712
Series B Ordinary Stock	8,998	—	—	—	—	—	8,998
Additional paid in capital	(3,421)	29,562	56,181	126	4,388	(86,836)	—
Accumulated (deficit) equity	(182,776)	(219,468)	(34,770)	(83,513)	16,052	76,876	(427,599)
Accumulated other comprehensive gain	—	—	88	307	919	167	1,481

Total stockholders’ (deficit) equity	(160,487)	(189,835)	41,499	(80,710)	26,677	(37,552)	(400,408)

Total liabilities and stockholders’ (deficit) equity	$32,011	$37,347	$207,884	$39,122	$39,235	$(237,284)	$118,315

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
As of February 27, 2011
CONSOLIDATING BALANCE SHEET (Unaudited)

					Non
	Bermuda			Guarantor	Guarantor
	Holdings	Bermuda Ltd.	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$20	$580	$3,819	$16,830	$6,851	—	$28,100

Accounts receivable, net of allowance for doubtful accounts	—	75	6,658	20,432	10,914	—	38,079
Intercompany receivable	30,654	—	86,599	—	10,547	(127,800)	—
Inventory	—	—	6,893	1,095	1,774	(2,277)	7,485
Deferred income taxes	—	—	—	—	1,440	—	1,440

Income taxes receivable	—	—	163	73	—	(236)	—
Prepaid expenses and other current assets	500	116	2,389	271	1,319	(225)	4,370

Total current assets	31,174	771	106,521	38,701	32,845	(130,538)	79,474

Property and equipment, net	—	—	11,094	992	1,609	—	13,695
Intangible assets, net	—	3,098	340	—	—	—	3,438
Goodwill	—	6,197	1,306	1,345	736	—	9,584
Deferred income taxes	—	—	—	—	1,803	—	1,803
Deferred financing fees	—	4,709	6,284	—	—	—	10,993
Investment in subsidiaires		42,252	39,012	1,888	—	(83,152)	—
Other assets	1,304	732	1,018	57	1,756	—	4,867

Long-term intercompany receivable	—	—	48,125	—	—	(48,125)	—

Total assets	$32,478	$57,759	$213,700	$42,983	$38,749	$(261,815)	$123,854

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$—	$2,400	$2,600	$—	$—	$—	$5,000
Accounts payable	—	—	2,031	2,622	2,676	(38)	7,291
Intercompany payable	22	56,431	8,079	63,268	—	(127,800)	—
Accrued expenses	317	5,136	11,522	1,393	7,430	(187)	25,611
Income taxes payable	—	132	—	—	389	(236)	285
Deferred revenue	—	—	493	34,120	1,586	—	36,199

Total current liabilities	339	64,099	24,725	101,403	12,081	(128,261)	74,386

Long-term debt, net of discount	—	119,770	129,299	—	—	—	249,069
Long-term intercompany payable	—	48,125	—	—	—	(48,125)	—
Liability in subsidiaries	22,421	—	—	—	—	(22,421)	—
Embedded derivatives	—	9,098	9,857	—	—	—	18,955
Deferred revenue and other liabilities	—	890	5,671	5,204	405	—	12,170

Total liabilities	22,760	241,982	169,552	106,607	12,486	(198,807)	354,580

Redeemable convertible preferred stock:
Series A redeembable convertible preferred stock	101,101	—	—	—	—	—	101,101
Series B redeemable convertible preferred stock	54,423	—	—	—	—	—	54,423
Right to shares of Series B redeembable convertible preferred stock	5,518	—	—	—	—	—	5,518

Total redeemable convertible preferred stock	161,042	—	—	—	—	—	161,042

Stockholders’ (Deficit) Equity:
Ordinary stock	16,712	71	20,000	2,370	5,318	(27,759)	16,712
Series B Ordinary Stock	8,998	—	—	—	—	—	8,998
Additional paid in capital	(3,330)	29,562	56,100	126	4,379	(86,837)	—
Accumulated (deficit) equity	(173,704)	(213,856)	(32,045)	(66,435)	15,932	51,421	(418,687)
Accumulated other comprehensive gain	—	—	93	315	634	167	1,209

Total stockholders’ (deficit) equity	(151,324)	(184,223)	44,148	(63,624)	26,263	(63,008)	(391,768)

Total liabilities and stockholders’ (deficit) equity	$32,478	$57,759	$213,700	$42,983	$38,749	$(261,815)	$123,854

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
13 weeks ended May 29, 2011
CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

	Bermuda			Guarantor	Non Guarantor
	Holdings	Bermuda Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(In thousands)
REVENUE
Product	$—	$149	$5,166	$2,615	$8,959	$—	$16,889
Service	—	75	2,112	27,685	2,805	—	32,677
Intercompany	—	11,426	19,991	5,014	4,231	(40,662)	—

Total revenue	—	11,650	27,269	35,314	15,995	(40,662)	49,566

COST OF REVENUE
Product	—	48	2,983	6,018	5,457	(7,018)	7,488
Service	—	—	7,192	1,037	5,680	—	13,909
Intercompany	—	7,778	—	26,050	—	(33,828)	—

Total cost of revenue	—	7,826	10,175	33,105	11,137	(40,846)	21,397

Gross profit	—	3,824	17,094	2,209	4,858	184	28,169

OPERATING EXPENSES
Research and development	—	—	7,338	8	—	—	7,346
Sales and marketing	—	—	4,231	51	3,504	—	7,786
General and administrative	447	38	4,224	49	996	—	5,754
Management fees	125	—	175	—	—	—	300

Total operating expenses	572	38	15,968	108	4,500	—	21,186

Profit (loss) from operations	(572)	3,786	1,126	2,101	358	184	6,983
Interest income	—	—	1	4	1	—	6
Interest expense	(18)	(5,802)	(6,365)	—	—	—	(12,185)
Interest income (expense), intercompany	152	(547)	2,038	(1,643)	—	—	—
Other (expense), income net	(3)	(176)	(273)	161	(67)	(25)	(383)
Other income (expense), intercompany	—	—	—	(34)	34	—	—

(Loss) income before income taxes	(441)	(2,739)	(3,473)	589	326	159	(5,579)
Provision for income taxes	—	30	29	227	30	—	316
Equity in profit (loss) in subsidiaries	(5,613)	(2,844)	604	9	—	7,844	—

Net (loss) income	$(6,054)	$(5,613)	$(2,898)	$371	$296	$8,003	$(5,895)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
13 weeks ended May 30, 2010
CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

					Non
	Bermuda			Guarantor	Guarantor
	Holdings	Bermuda Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(In thousands)
REVENUE
Product	$—	$53	$4,297	$1,335	$7,421	$—	$13,106
Service	—	150	1,985	28,278	3,446	—	33,859
Intercompany	—	11,102	20,991	4,280	3,909	(40,282)	—

Total revenue	—	11,305	27,273	33,893	14,776	(40,282)	46,965

COST OF REVENUE
Product	—	47	3,041	5,495	4,956	(6,794)	6,745
Service	—	—	7,957	644	5,630	(11)	14,220
Intercompany	—	7,453	—	26,305	(98)	(33,660)	—

Total cost of revenue	—	7,500	10,998	32,444	10,488	(40,465)	20,965

Gross profit	—	3,805	16,275	1,449	4,288	183	26,000

OPERATING EXPENSES
Research and development	—	—	7,032	7	—	(19)	7,020
Sales and marketing	—	—	3,936	—	3,041	(14)	6,963
General and administrative	45	8	3,956	179	927	98	5,213
Amortization of intangibles	—	52	—	—	—	—	52
Restructuring charges	—	—	3	—	(7)	—	(4)
(Gain) on sale of business	—	(3,655)	—	—	—	—	(3,655)
Intercompany	—	—	(3)	(4)	7	—	—
Management fees	42	—	175	—	—	—	217

Total operating expenses	87	(3,595)	15,099	182	3,968	65	15,806

Profit (loss) from operations	(87)	7,400	1,176	1,267	320	118	10,194
Interest income	—	41	1	13	1	—	56
Interest expense	—	(4,276)	(4,820)	—	—	—	(9,096)
Interest income (expense), intercompany	152	(476)	2,132	(1,808)	—	—	—
Loss on extinguishment of debt	—	(1,724)	(2,027)	—	—	—	(3,751)
Other (expense), income net	(2)	(19)	(118)	53	12	24	(50)

(Loss) income before income taxes	63	946	(3,656)	(475)	333	142	(2,647)

Provision for income taxes	—	23	22	248	154	—	447
Equity in profit (loss) in subsidiaries	(3,299)	(4,223)	522	(1)	—	7,001	—

Net (loss) income	$(3,236)	$(3,300)	$(3,156)	$(724)	$179	$7,143	$(3,094)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
13 weeks ended May 29, 2011
CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

					Non
	Bermuda			Guarantor	Guarantor
	Holdings	Bermuda Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(In thousands)
Operating activities
Cash flows from operating activities:
Net (loss) income	$(6,054)	$(5,613)	$(2,898)	$371	$296	$8,003	$(5,895)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	—	29	1,601	100	248	—	1,978
Amortization of deferred financing cost	18	1,175	1,361	—	—	—	2,554
Stock-based compensation	—	—	81	—	12	—	93
Inventory provision	—	—	251	(25)	53	—	279
Loss on embedded derivative	—	162	175	—	—	—	337
Interest payable-in-kind	—	919	983	—	—	—	1,902
Equity in profit (loss) subsidiaries	5,613	2,844	(604)	(9)	—	(7,844)	0
Changes in assets and liabilities:
Accounts receivable	—	—	560	1,656	1,033	176	3,425
Inventory	—	—	(4)	81	66	(184)	(41)
Prepaid expenses and other current assets	(36)	2	(22)	(2)	(499)	126	(431)
Accounts payable	744	(12,323)	2,239	9,698	(587)	(261)	(490)
Accrued expenses	(124)	2	436	22	(451)	(16)	(131)
Interest payable	—	(3,012)	(3,263)	—	—	—	(6,275)
Income taxes payable	—	—	(16)	(5)	(341)	—	(362)
Deferred revenue	—	—	149	2,640	534	—	3,323
Proceeds (payments) on intercompany dividend	—	17,428	—	(17,428)	—	—	—
Other long-term assets and liabilities	16	23	175	(698)	8	—	(476)

Net cash (used in) provided by operating activities	177	1,636	1,204	(3,599)	372	—	(210)

Investing activities
Cash flows from investing activities:
Acquisition of property and equipment	—	—	(673)	21	(154)	—	(806)
Acquisition of other long lived assets	—	(19)	—	—	—	—	(19)

Net cash (used in) provided by investing activities	—	(19)	(673)	21	(154)	—	(825)

Financing activities
Cash flows from financing activities:
Payment of debt and equity issuance fees	(142)	—	—	—	—	—	(142)
Proceeds (payments) on intercompany financing	—	(10,999)	—	10,999	—	—	—
Proceeds (payments) on intercompany financing	—	9,500	—	(9,500)	—	—	—

Net cash (used in) financing activities	(142)	(1,499)	—	1,499	—	—	(142)

Effect of exchange rate changes on cash	—	—	8	—	158	—	166

Net (decrease) increase in cash and cash equivalents	35	118	539	(2,079)	376	—	(1,011)
Cash and cash equivalents at beginning of period	20	580	3,819	16,830	6,851	—	28,100

Cash and cash equivalents at end of period	$55	$698	$4,358	$14,751	$7,227	$—	$27,089

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
13 weeks ended May 30, 2010
CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

					Non
	Bermuda			Guarantor	Guarantor
	Holdings	Bermuda Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(In thousands)
Operating activities
Cash flows from operating activities:
Net (loss) income	$(3,236)	$(3,300)	$(3,156)	$(724)	$179	$7,143	$(3,094)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	—	79	1,983	117	337	54	2,570
Amortization of deferred financing cost	—	743	875	—	—	—	1,618
Stock-based compensation	—	—	116	4	30	—	150
Provision for doubtful accounts	—	—	(5)	59	—	—	54
Inventory provision	—	—	373	(200)	61	—	234
Loss on debt extinguishment	—	1,724	2,027	—	—	—	3,751
(Gain) from sale of subsidiary	—	(3,655)	—	—	—	—	(3,655)
Interest payable-in-kind	—	530	574	—	—	—	1,104
Equity in profit (loss) subsidiaries	3,299	4,223	(522)	1	—	(7,001)	—
Changes in assets and liabilities:
Accounts receivable	—	(75)	5,889	4,135	88	—	10,037
Inventory	—	—	(1,612)	963	(248)	(170)	(1,067)
Prepaid expenses and other current assets	(501)	(16)	201	(156)	(80)	(175)	(727)
Accounts payable	834	9,977	(7,768)	(4,450)	793	116	(498)
Accrued expenses	45	(59)	396	(69)	(1,218)	33	(872)
Interest payable	—	637	697	—	—	—	1,334
Income taxes payable	—	12	(209)	181	363	—	347
Deferred revenue	—	—	(987)	(2,565)	(182)	—	(3,734)
Other long-term assets and liabilities	161	(3,336)	3,220	251	274	—	570

Net cash provided by (used in) operating activities	602	7,484	2,092	(2,453)	397	—	8,122

Investing activities
Cash flows from investing activities:
Acquisition of property and equipment	—	—	(1,780)	(22)	(35)	—	(1,837)
Proceeds from sale of subsidiary	—	3,555	—	—	—	—	3,555
Acquisition of other long lived assets	—	(24)	—	—	—	—	(24)

Net cash provided by (used in) investing activities	—	3,531	(1,780)	(22)	(35)	—	1,694

Financing activities
Cash flows from financing activities:
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	—	99,495	107,786	—	—	—	207,281
Payments on long-term debt	—	(105,359)	(112,641)	—	—	—	(218,000)
Payments on debt and equity issuance	(633)	(5,148)	(7,064)	—	—	—	(12,845)
Proceeds (payments) on intercompany financing	—	—	15,000	(15,000)			—
Proceeds from revolving credit facility	—	—	8,000	—	—	—	8,000
Payments on revolving credit facility	—	—	(30,000)	—	—	—	(30,000)

Net cash (used in) financing activities	(633)	(11,012)	(18,919)	(15,000)	—	—	(45,564)

Effect of exchange rate changes on cash	—	—	3	—	(564)	—	(561)

Net (decrease) increase in cash and cash equivalents	(31)	3	(18,604)	(17,475)	(202)	—	(36,309)
Cash and cash equivalents at beginning of period	131	5	22,194	30,298	4,140	—	56,768

Cash and cash equivalents at end of period	$100	$8	$3,590	$12,823	$3,938	—	$20,459

Item 2. OPERATING AND FINANCIAL REVIEW
     The following discussion and analysis of our operating and financial results should be read in conjunction with our unaudited interim consolidated financial statements. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth below under “Cautionary Statement Regarding Forward Looking Statements” and “Risk Factors” contained in our fiscal 2011 Annual Report on Form 20-F and elsewhere in this report. Our unaudited interim consolidated financial statements and the financial information discussed below have been prepared in accordance with accounting principles generally accepted in the United States. Immaterial differences between numbers contained in such tables and in our unaudited consolidated financial statements are due to rounding.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
     This report contains forward-looking statements. These statements relate to future events or our future financial performance and implicate known and unknown risks, uncertainties and other factors that may cause the actual results, performances or levels of activity of our business or our industry to be materially different from that expressed or implied by any such forward-looking statements and are not guarantees of future performance. Such statements include those regarding our ability to develop and implement new products and technology, the timing of product deliveries, expectations regarding market growth and developments, statements concerning our expected financial performance and strategic and operational plans and statements containing the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “project,” “seek” and similar expressions.
     Although we believe that the plans, intentions and expectations reflected in such statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. You are cautioned that such forward-looking statements involve a number of risks and uncertainties including, but not limited to:
•	the continued acceptance of our products by the market;

•	our ability to enter into new service agreements and to retain customers under existing service contracts;

•	our ability to source quality components and key technologies without interruption and at acceptable prices;

•	our ability to comply with certain covenants in our Revolving Credit Facility, our Second Lien Credit Facility and the indenture governing the Units and underlying Notes;

•	our ability to refinance indebtedness when required;

•	our reliance on sole source manufacturers and suppliers;

•	the presence of existing competitors and the emergence of new competitors;

•	our financial condition and liquidity and our leverage and debt service obligations;

•	economic conditions globally and in our most important markets;

•	developments in the fault-tolerant and high-availability server markets;

•	claims by third parties that we infringe upon their intellectual property rights;

•	our success in adequately protecting our intellectual property rights;

•	our success in maintaining efficient manufacturing and logistics operations;

•	our ability to recruit, retain and develop appropriately skilled employees;

•	exposure for systems and service failures;

•	fluctuations in foreign currency exchange rates;

•	fluctuations in interest rates;

•	current risks of terrorist activity and acts of war;

•	impact of changing tax laws;

•	the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations;

•	impact of natural or man-made disasters; and

•	the other factors discussed under Risk Factors contained in our fiscal 2011 Annual Report on Form 20-F and elsewhere in this report.
     All forward-looking statements are expressly qualified in their entirety by the cautionary statements included in this report. These forward-looking statements represent our views only as of the date of this report. We do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.
     Current information in this report has been updated to July 18, 2011, the date our unaudited interim consolidated financial statements were furnished with the United States Securities and Exchange Commission and we undertake no duty to further update this information unless we are required to do so under applicable securities laws. The specific risk factors set forth under “Risk Factors” of our fiscal 2011 Annual Report on Form 20-F, as well as the other information contained in this report, are important factors, among others, that could cause our actual results to differ from our expected or historical results and individually or any combination thereof could adversely affect our financial position and results of operations.
Operating Results
Overview
     We are a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and Small and Medium Businesses (“SMB”). Our customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, health care and life sciences, manufacturing and logistics, and government and public safety. We are a solutions provider of fault-tolerant servers and services to 99 of the top 200 Fortune Global 500 companies and we have approximately 8,100 installed service systems worldwide. Our customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses. As a result, we believe that we have developed deep and highly strategic relationships with our customers, many of which have relied on us for multiple decades. Built on over 30 years of expertise and supported by a culture that strives to offer the highest level of service in the industry, we believe our solutions offer a level of depth and robustness that is unique in the industry. We currently provide two lines of fault-tolerant servers, the legacy system family and the ftServer system family, each of which is supported by a technologically advanced worldwide service offering, along with a high-availability software solution through our Avance product.
The table set forth below shows our consolidated revenue for each of our product lines and service offerings:
•	Product revenue consists primarily of revenue generated from sales of our servers, which include our proprietary and other operating systems. We have experienced a decline in revenue from sales of legacy systems over the years due to a number of factors, including weakness in information technology spending, the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the legacy systems and a shift in our business focus to sales of ftServer and Avance systems. We expect our future product revenue growth largely to derive from sales of ftServer systems and our Avance software. We also intend to leverage our current installed base through add-on sales and upgrades.

•	Service revenue consists of revenue primarily generated from our customer support activities, which consist of maintenance contracts for which revenue typically is recognized ratably over the contractual period, services such as part repair, time and materials activities, installation, education, managed services and professional consulting services. In the thirteen weeks ended May 29, 2011 and May 30, 2010, over 99% of legacy server sales for both periods and 69% and 79% , respectively, of ftServer system sales included service contracts. Our systems tend to remain under service and in operation for long periods of time, historically resulting in a relatively predictable customer service revenue stream.

	13 weeks ended
	May 29,	May 30,
	2011	2010
	(Dollars in thousands)

Legacy products	$4,090	$2,659
ftServer products	12,353	10,343
Avance product	446	104

Total product revenue	16,889	13,106

Customer service revenue	27,581	28,299
Solution services revenue	5,096	5,560

Total service revenue	32,677	33,859

Total revenue	$49,566	$46,965

We currently have a research and development center in the United States. Most of our product manufacturing is done through our Purchase and Distribution Agreement with NEC in Ibaraki, Japan for our current line of ftServer systems. In addition, we operate manufacturing facilities in Maynard, Massachusetts, and Dublin, Ireland related to our used and refurbished products for both ftServer systems line and legacy systems line. We maintain sales and service offices in 18 countries worldwide.
The table set forth below shows our consolidated revenue by geographic region:

	13 weeks ended
	May 29,		May 30,
	2011	% of Rev	2010	% of Rev
		(Dollars in thousands)
U.S.	$20,746	41.9%	$20,196	43.0%
EMEA	11,154	22.5	10,913	23.2
Japan	11,280	22.8	9,831	20.9
Asia-Pacific	6,094	12.3	5,265	11.2
Other	292	0.6	760	1.6

Total revenue	$49,566	100.0%	$46,965	100.0%

(“EMEA” includes Europe, Middle East and Africa, “Asia-Pacific” includes Asia, Australia and New Zealand and “Other” includes Mexico, Central America and South America.)
     We continue to believe that weakness in information technology spending may continue to affect our results of operations. In addition, a substantial portion of our quarterly revenue historically has been recorded in the final weeks of each fiscal quarter, and we expect that this pattern will continue for the foreseeable future.

Results of Operations
     The following tables summarize our results of operations for the three months ended May 29, 2011 and May 30, 2010. Percentages in the below table are based on total revenue.

	13 Weeks Ended
	May 29, 2011	May 30, 2010
	(Dollars in thousands)
Product	$16,889	$13,106
Service	32,677	33,859

Total revenue	49,566	46,965

Product	7,488	6,745
Service	13,909	14,220

Total cost of revenue	21,397	20,965

Gross Profit	28,169	26,000
Research and development	7,346	7,020
Sales and marketing	7,786	6,964
General and administrative	5,754	5,212
Amortization of intangibles	—	52
Restructuring	—	(4)
(Gain) on sale of subsidiary	—	(3,655)
Management Fees	300	217

Total operating expenses	21,186	15,806

Profit from operations	6,983	10,194
Interest income	6	56
Interest expense	(12,185)	(9,096)
Loss on extinguishment of debt	—	(3,751)
Other expense, net	(383)	(50)

Loss before income taxes	(5,579)	(2,647)
Provision for income taxes	316	447

Net loss	$(5,895)	$(3,094)

	13 Weeks Ended
	May 29, 2011	May 30, 2010

Product	34.1%	27.9%
Service	65.9	72.1

Total revenue	100.0	100.0

Product	15.1	14.4
Service	28.1	30.3

Total cost of revenue	43.2	44.6

Gross Profit	56.8	55.4
Research and development	14.8	14.9
Sales and marketing	15.7	14.8
General and administrative	11.6	11.1
Amortization of intangibles	—	0.1
Restructuring	—	(0.0)
(Gain) on sale of subsidiary	—	(7.8)
Management fees	0.6	0.5

Total operating expenses	42.7	33.7

Profit from operations	14.1	21.7
Interest income	0.0	0.1
Interest expense	(24.6)	(19.4)
Loss on extinguishment of debt	—	(8.0)
Other expense, net	(0.8)	(0.1)

Loss before income taxes	(11.3)	(5.6)
Provision for income taxes	0.6	1.0

Net loss	(11.9%)	(6.6%)

Non-GAAP Financial Measures

	13 weeks ended
	May 29,	May 30,
	2011	2010
	(Dollars in thousands)
Net loss	$(5,895)	$(3,094)
Add:
Interest expense, net	12,179	9,040
Provision for income taxes	316	447
Depreciation and amortization	1,978	2,570

EBITDA (1)	$8,578	$8,963

Add (deduct)
Restructuring (a)	—	(4)
Stock-based compensation expense (b)	93	150
Management fees (c)	300	217
(Gain) on sale of business (d)	—	(3,655)
Reserves (e)	279	239
Loss on extinguishment of debt (f)	—	3,751
Other expense, net (g)	711	339

Total adjustments	1,383	1,037

Adjusted EBITDA (1)	$9,961	$10,000

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:
•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above. See the Statements of Cash Flow in Item 1 of this report.

(a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in prior years. These programs were designed to streamline our business model and centralize certain functions.

(b)	In the first quarter of fiscal 2012 and the first quarter of fiscal 2011, we recorded non-cash stock-based compensation expense charges of $0.1 and $0.2 million, respectively, relating to share-based awards to employees.

(c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $2.6 million and $2.4 million at May 29, 2011 and February 27, 2011, respectively.

(d)	As a result of the sale of our proprietary Emergent Networks Solutions Voice over Internet Protocol (“VOIP”) Software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) in January 2009, we recorded a gain on the sale in the first quarter of fiscal 2011 of $3.7 million.

(e)	In the first quarter of fiscal 2012 and fiscal 2011, we incurred $0.3 million and $0.2 million of non-cash inventory write downs, respectively.

(f)	In the first quarter of fiscal 2011 we recorded $3.8 million on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility due to the write off of deferred financing fees and debt discount as a result of the April 2010 Refinancing.

(g)	In the first quarter of fiscal 2012, we recorded other expense, net of $0.7 million, primarily consisting of $0.2 million bank fees, $0.3 million of one-time public filing registration costs and $0.3 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes partially offset by $0.1 million of net foreign currency gains. In the first quarter of fiscal 2011, we recorded other expense, net of $0.3 million, primarily consisting of $0.2 million bank fees, $0.2 million of net miscellaneous and non-recurring charges offset by $0.1 million of net foreign currency gains.

Thirteen Weeks Ended May 29, 2011 Compared to Thirteen Weeks Ended May 30, 2010
Revenue
     Total revenue for the thirteen weeks ended May 29, 2011 increased by 5.5% to $49.6 million from $47.0 million for the 13 weeks ended May 30, 2010.

	13 Weeks Ended		Increase (Decrease)
	May 29, 2011	May 30, 2010	$	%
	(Dollars in thousands)

Product revenue	$16,889	$13,106	$3,783	28.9%
Service revenue	32,677	33,859	(1,182)	(3.5)

Total revenue	$49,566	$46,965	$2,601	5.5%

     Product Revenue. Product revenue for the thirteen weeks ended May 29, 2011 increased by 28.9% to $16.9 million from $13.1 million in the thirteen weeks ended May 30, 2010. This was primarily due to significant Legacy sales within the V-Series product line attributable to a significant sale to a U.S. retail company. The Continuum product revenue increase was primarily attributable to sales within Japan and EMEA. ftServer growth was primarily due to the Windows product line within Japan and the EMEA region. The VMware increase occurred primarily due to increases in Asia Pacific and Japan. Growth in Avance was attributable to strong sales from our EMEA partners in Germany, as well as growth within the Asia Pacific and Japan regions.

	13 Weeks Ended		Increase (Decrease)
	May 29, 2011	May 30, 2010	$	%
	(Dollars in thousands)

Continuum	$1,092	$885	$207	23.4%
V-Series	2,998	1,774	1,224	69.0

Total Legacy	4,090	2,659	1,431	53.8

Windows	8,524	7,016	1,508	21.5
Linux	2,658	2,518	140	5.6
VMware	1,171	809	362	44.7

Total ft	12,353	10,343	2,010	19.4

Avance	446	104	342	328.8

Total Product Revenue	$16,889	$13,106	$3,783	28.9%

     Service Revenue. Service revenue for the thirteen weeks ended May 29, 2011 decreased by 3.5% to $32.7 million from $33.9 million in the three months ended May 30, 2010. This decrease was expected due to the attrition of our Legacy base and a decline in service revenue associated with warranty of Legacy product. An increase in the ftServer service revenues was not able to offset this loss. The decrease in solution service revenue was due to a decline in Japan revenue related to a temporary delay in performing services as a result of an earthquake in March 2011.
Gross Profit
     Gross profit for the thirteen weeks ended May 29, 2011 increased by 8.3% to $28.2 million from $26.0 million in the thirteen weeks ended May 30, 2010. Gross profit margin for those time periods increased slightly to 56.8% from 55.4%.
     Product gross profit for the thirteen weeks ended May 29, 2011 increased by 47.8% to $9.4 million from $6.4 million in the thirteen weeks ended May 30, 2010. Product gross profit margin for those time periods increased from 48.5% to 55.7%. These increases were primarily driven by improved Legacy margins as well as improved Linux margins as a result of a large deal in Asia Pacific. In addition, there was a favorable foreign exchange impact of $0.8 million compared to the prior year.
     Service gross profit for the thirteen weeks ended May 29, 2011 decreased by 4.4% to $18.8 million from $19.6 million in the thirteen weeks ended May 30, 2010. Service gross profit margin for those time periods decreased from 58.0% to 57.4%. This was primarily due to decreased revenue, increased royalty costs, increased maintenance expenses, reinstatement of employee’s salary levels effective in Q311 which were originally reduced in Q210, along with the Q112 merit increase and the reinstatement of our 401(k) match effective January 1, 2011. These were partially offset by decreased depreciation, outsourcing and facility costs. In addition, there was a net unfavorable foreign exchange impact of $0.2 million compared to the prior year.
Research and Development
     Research and development expenses for the thirteen weeks ended May 29, 2011 increased by 4.6% to $7.3 million from $7.0 million in the thirteen weeks ended May 30, 2010. Research and development expenses as a percentage of total revenue decreased slightly in the three months ended May 29, 2011 to 14.8% from 14.9% during the same period in fiscal 2011. The gross increase was primarily due to increased material costs, the Q311 salary reinstatement, the Q112 merit increase, along with the reinstatement of our 401(k) match effective January 1, 2011.
Sales and Marketing
     Sales and marketing expenses for the thirteen weeks ended May 29, 2011 increased by 11.8% to $7.8 million from $7.0 million in the thirteen weeks ended May 30, 2010. Sales and marketing expenses as a percentage of total revenue increased in the thirteen weeks ended May 29, 2011 to 15.7% from 14.8% during the same period in fiscal 2011. Sales and marketing expenses were higher primarily due to the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, increased commission costs, along with costs related to sales awards and increased travel costs. In addition, there was an unfavorable foreign exchange impact of $0.2 million compared to the prior year.
General and Administrative
     General and administrative expenses for the thirteen weeks ended May 29, 2011 increased by 10.4% to $5.8 million from $5.2 million in the thirteen weeks ended May 30, 2010. General and administrative expenses as a percentage of total revenue increased slightly in the thirteen weeks ended May 30, 2010 to 11.6% from 11.1% in the same time period in fiscal 2011. This increase was primarily due to increased legal and accounting costs as a result of public filing registration requirements, increased consulting costs related to strategic development initiatives, the Q311 salary reinstatement, the Q112 merit increase and the reinstatement of our 401(k) match effective January 1, 2011. In addition, there was an unfavorable foreign exchange impact of $0.1 million compared to the prior year.
Gain on Sale of Subsidiary
     Gain on sale of business for the thirteen weeks ended May 29, 2011 decreased by $3.7 million to zero compared to the same time period in fiscal 2011. This was due to the fiscal 2009 sale of our Proprietary Emergent Network Solutions Voice over Internet Protocol (“VOIP”) software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) in January 2009. The payment of $3.8 million in the first quarter of fiscal 2011 completed this sale.
Management Fees
     Management fees of $0.3 million for the thirteen weeks ended May 29, 2011 and $0.2 million in the thirteen weeks ended May 30, 2010 were included as operating expenses. These are primarily comprised of fees of approximately $0.2 million for each thirteen week period for our private equity sponsors. These fees are accrued and will be paid only after fully satisfying our debt obligations. Additionally, on April 30, 2010 we entered into a four year agreement with an investment bank for advisory services and incurred expenses of approximately $0.1 million for the thirteen weeks ended May 29, 2011 and May 30, 2010, respectively.

Profit from Operations
     As a result of the above factors profit from operations for the thirteen weeks ended May 29, 2011 decreased by $3.2 million to $7.0 million from $10.2 million during the same time period in fiscal 2011. Operating margin for those time periods decreased from 21.7% to 14.1%. This was primarily a result of the gain on sale of the Emergent Business in fiscal 2011, increased legal and accounting costs as a result of public filing registration requirements, the Q311 salary reinstatement, the Q112 merit increase, the reinstatement of our 401(k) match effective January 1, 2011, and increased commissions. These were partially offset by increased product margins and lower depreciation. In addition, there was a net favorable foreign exchange impact of $0.2 million compared to the prior year.
Interest Expense, Net
     Interest expense, net for the thirteen weeks ended May 29, 2011 increased by $3.1 million to $12.2 million from $9.0 million during the same period in fiscal 2011. The increase is due to increased costs of borrowing along with increased amortization of debt discounts and deferred financing fees due to the April 2010 Refinancing.
     The weighted-average interest rate of the Senior Secured Notes was 13.8% for the thirteen weeks ended May 29, 2011 and the thirteen weeks ended May 30, 2010.
     The weighted-average interest rate of the Second Lien Credit Facility was 14.9% for the first thirteen weeks of fiscal 2012. The weighted-average interest rate of the pre-refinancing and post-refinancing Second Lien Credit Facility was 11.3% and 15.0% respectively, for the three months ended May 30, 2010.
     There were no borrowings under the Revolving Credit Facility during the first thirteen weeks of fiscal 2012.
Loss on Extinguishment of Debt
     There was a loss of $3.8 million on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility for the thirteen weeks ended May 30, 2010 due to the write off of deferred financing fees and debt discount as a result of the fiscal 2011 refinancing.
Other Expense, Net
     Other expense, net for the thirteen weeks ended May 29, 2011 increased by $0.3 million to $0.4 million from $0.1 million for the same period in fiscal 2011. The increase is primarily due to a $0.3 million expense related to the net change in fair value of the embedded derivatives in the Senior Secured Notes.
Income Taxes
     Income tax expense for the thirteen weeks ended May 29, 2011 and May 30, 2010 was $0.3 million and $0.4 million, respectively. In the thirteen weeks ended May 29, 2011 and May 30, 2010, the effective tax rate was significantly more than the U.S. statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions, offset by the benefit of adjustments to reserves in light of changing facts and circumstances.
New Accounting Guidance
     In September 2009, the Financial Accounting Standards Board (“FASB”) issued an accounting standard for multiple-deliverable revenue arrangements which changed the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative best estimate of selling price (“BESP”) if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third party evidence of selling price (“TPE”). Concurrently with issuing this standard, the FASB also issued an accounting standard which excludes software that is contained in a tangible product from the scope of software revenue recognition guidance if the software component and the non-software component function together to deliver the tangible product’s functionality.
     We adopted these standards on a prospective basis for new and materially modified arrangements originating on or after February 28, 2011. For the first quarter of fiscal 2012, the impact of this new revenue recognition guidance was immaterial to the unaudited interm consolidated financial statements.

Capital Commitments
     Total capital expenditures for the thirteen weeks ended May 29, 2011 were $0.8 million, compared to $1.8 million in the thirteen weeks ended May 30, 2010. The decrease was primarily related to purchases of computer hardware equipment primarily used in research and development.
     Pursuant to the terms of the indenture governing the Notes, capital expenditures are currently limited to $12.0 million per year.
Liquidity and Capital Resources
     At May 29, 2011 our cash and cash equivalents were $27.1 million, compared to $28.1 million at February 27, 2011. This decrease was primarily due to the timing of interest payments and the proceeds from the Emergent Sale received in fiscal 2011. We hold our cash and cash equivalents predominantly in U.S. dollars, euros, Japanese yen and British pounds sterling.
     Net cash used in operating activities in the thirteen weeks ended May 29, 2011 was $0.2 million compared to net cash provided by operating activities of $8.1 million for the thirteen weeks ended May 30, 2010. Net cash generated from operating activities decreased in fiscal 2012 compared to fiscal 2011 primarily due to timing in interest payments along with an increase in net loss adjusted for non-cash expenses.
     Net cash used in investing activities in the thirteen weeks ended May 29, 2011 was $0.8 million compared to net cash provided by investing activities of $1.7 million in the thirteen weeks ended May 30, 2010. This decrease was primarily due to net proceeds of $3.7 million related to the Emergent Business sale in fiscal 2010 partially offset by lower capital expenditures. Capital expenditures in the thirteen weeks ended May 29, 2011 and May 30, 2010 were $0.8 million and $1.8 million, respectively. During these three month fiscal periods, capital expenditures were primarily related to testing and computer hardware equipment used in research and development.
     Net cash used in financing activities decreased to $0.1 million in the thirteen weeks ended May 29, 2011 compared to $45.6 million in the thirteen weeks ended May 30, 2010. Net cash used in the thirteen weeks ended May 29, 2011 was due to debt and equity issuance fees of $0.1 million. Net cash used in the thirteen weeks ended May 30, 2010 was due to a payment on long term debt of $218.0 million, net payments towards Previous Revolving Credit Facility borrowings of $22.0 million along with debt and equity issuance fees of $12.8 million offset by proceeds from issuance of long term debt and equity of $207.3 million. These transactions were related to the refinancing in fiscal 2011.
     At May 29, 2011 we had debt obligations totaling $298.6 million and net debt of $271.5 million due to $27.1 million of cash and cash equivalents. At February 27, 2011, we had debt obligations totaling $296.8 million, partially offset by $28.1 million in cash and cash equivalents, resulting in a net debt balance of $268.7 million.
     As of May 29, 2011, in addition to the cash on hand of $27.1 million, we had $24.0 million available for borrowing under our Revolving Credit Facility which matures September 29, 2014. There were no cash borrowings outstanding at May 29, 2011 but there was a $1.0 million stand-by letter of credit applied against the Revolving Credit Facility. Under the Revolving Credit Facility, certain financial tests are required when an excess cash flow offer or asset sale offer is consummated under the Senior Secured Notes which include (i) consolidated liquidity of no less than $15.0 million and (ii) outstanding borrowings and stand-by letter of credit obligations under the Revolving Credit Facility not in excess of $15.0 million. It is also an event of default under the indenture governing the Senior Secured Notes for borrowings and stand-by letter of credit obligations under the Revolving Credit Facility to exceed $15.0 million immediately following the consummation of an excess cash flow offer.
     The Revolving Credit Facility contains an interest coverage requirement which requires us to maintain a ratio of Consolidated EBITDA (as calculated thereunder, presented as Adjusted EBITDA elsewhere in this report) to cash interest expense of at least 1.15 to 1.00 through the quarter ending February 24, 2013, at least 1.20 to 1.00 through the quarter ending November 24, 2013, and at least 1.25 to 1.00 thereafter. Such interest coverage ratio is measured for the preceding twelve months on a quarterly basis, as of the last date of each fiscal quarter. For the purposes of calculating such interest coverage ratio, cash interest expense is calculated net of interest income and is deemed to exclude (i) fees payable on accounts of letters of credit, (ii) net costs associated with certain swap agreements and (iii) interest expense in respect of costs of debt issuance or customer deposits. As a result, the interest coverage ratio as calculated pursuant to the Revolving Credit Facility was 1.64 to 1.00 for the twelve month period ending May 29, 2011.
     In addition, our debt agreements contain certain covenants that also restrict our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, and make capital expenditures greater than a certain maximum amount. We were in compliance with those covenants as of May 29, 2011.
     Pursuant to the bye-law provisions that govern the preference shares of Holdings, each holder of preference shares may require Holdings, upon written request, to redeem all, but not less than all, of its outstanding preference shares. However, no holder of preference shares is permitted to exercise its redemption rights until the later of
(i) 91 days after the earlier of the stated maturity date or the first date on which no Notes are outstanding and
(ii) 91 days after the earlier of the stated maturity date or the first date on which no indebtedness under the Second Lien Credit Facility is outstanding. As of May 29, 2011, the redemption value of the Series A and Series B Preference Shares totaled $103.1 million and $55.5 million, respectively. If Holdings cannot fulfill the redemption request, the holders of the preference shares have the right to appoint five additional directors to the board of Holdings and if the request is not fully redeemed within 90 days, the holders of a majority of the then issued preference shares may require Holdings to use reasonable efforts to sell itself or enter into another transaction necessary to produce sufficient proceeds to permit the payment in full of the redemption price.
     If there are changes to our business operations or changes in tax laws, we could be subject to a significant income tax liability as detailed in “Liquidity and Capital Resources” of our fiscal 2011 Annual Report on Form 20-F.
     The impact of changes in world economies and especially the global server market has created a challenging environment and may reduce the demand for our servers and adversely impact our ability to service our short-term and long-term debt obligations. We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. Funding requirements for our debt requirements, operating leases and purchase obligations are detailed in “— Tabular Disclosure of Contractual Obligations” of our fiscal 2011 Annual Report on Form 20-F. However, there is no assurance that cash flows from operations and additional financings will be available in the future to fund such obligations in the long term.
Off-Balance Sheet Arrangements
     We enter into standard sales contracts and agreements containing intellectual property infringement indemnification provisions. Pursuant to these provisions, we indemnify, hold harmless and agree to reimburse the indemnified party for, among other losses, losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which we operate by any third party with respect to our products. The term of these indemnification provisions is generally perpetual and effective from the time of the sale of the product. The maximum potential amount of future payments that we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of May 29, 2011 and February 27, 2011, respectively.
     As permitted under Bermuda and Delaware law, we are permitted and have agreed to indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20.0 million. As a result of this insurance policy coverage, we believe the estimated fair value of these indemnification arrangements is minimal. All of these indemnification arrangements were grandfathered under the provisions of ASC 460 “Guarantees” as they were in effect prior to December 31, 2002. Accordingly, we have no liabilities recorded for these agreements as of May 29, 2011 and February 27, 2011, respectively.
     Certain of our subsidiaries entered into an indemnity agreement with Platinum Equity, LLC (“Platinum”) as part of the purchase of Cemprus, LLC. Under the indemnity agreement, such subsidiaries agreed to indemnify Platinum against certain claims arising after the purchase of Cemprus, LLC. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus, LLC acquisition agreement with Alcatel-Lucent SA, certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus, LLC and Hewlett-Packard. We have never incurred costs to defend lawsuits or settle claims related to these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of May 29, 2011 and February 27, 2011, respectively.
Critical Accounting Policies and Significant Estimates
     Our unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP. Preparation of these statements requires management to make significant judgments and estimates. Some accounting policies have a significant impact on amounts reported in these financial statements. A summary of significant accounting policies and a description of accounting policies that are considered critical may be found on our fiscal 2011 Annual Report on Form 20-F, under “Item 5. Operating and Financial Review and Prospects”. There have been no material changes to the Accounting Policies or our application of the Accounting Policies, as disclosed in our fiscal 2011 Annual Report on Form 20-F except for revenue recognition.
Revenue recognition
      We derive revenue from the sale of products, post contract support, and professional services. Our transactions frequently include the sale of products and services under multiple element arrangements. The products, which consist of hardware servers with embedded value-added software and software-only licenses, and services, are sold to end users, resellers and other third-party channels. Our hardware servers are always enabled with the embedded value added software as they function together to deliver the server’s functionality.
      Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collectability is reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance).
      For new contracts entered into or modified after February 28, 2011 which contain multiple elements and software and non-software components that function together to deliver the tangible product’s essential functionality, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE, if available, TPE if VSOE is not available, and BESP if neither VSOE nor TPE is available. We then recognize revenue for each deliverable based on its relative value.
      VSOE is based upon the amount charged when an element is sold separately. We do not have VSOE for our hardware and software product offerings because prices are negotiated with every order and these negotiated prices vary between customers. TPE is established by evaluating largely interchangeable competitor products in stand-alone sales to similarly situated customers. However, we are not typically able to determine TPE because our products contain a significant element of proprietary value added technology that offers substantially different features and functionality enabling fault tolerance, unlike any other product in the market. We have established VSOE on our service offerings. Post contract support VSOE is supported by a substantive maintenance renewal clause coupled with consistent pricing year over year after initially being established. Professional services VSOE is supported by consistent hourly rates charged for such services. If the arrangement contains both software enabled hardware and software-only deliverables, the arrangement consideration is then allocated to software enabled hardware and the software-only deliverables as a group using the relative selling prices based on the selling price hierarchy described above.
      When we are unable to establish VSOE or TPE for our products, we use BESP in our allocation of the arrangement consideration. The objective of BESP is to determine the price we would typically sell the product for on a stand-alone basis. Our discounts vary, and overall average discounts differ from quarter to quarter. However, we do sell based on market demands and maintain consistent positive margins and management controls product discounts based on the projected product margins for each transaction. Therefore a margin based BESP has been determined to be most appropriate. We have determined BESP for our products based upon geography, operating system, and performance functionality. We review this margin based BESP on a periodic basis based upon the consistency of product pricing.
      For software-only products and all product transactions entered into on or prior to February 27, 2011, we recognize revenue under the software revenue recognition guidance and allocates revenue for multiple element arrangements for which VSOE exists for all undelivered elements using the “residual method”. The value of the services is determined using VSOE and deferred initially and then recognized ratably over the maintenance period or as delivered for professional services. The residual amount of the order is then allocated to and recognized for delivered elements.
      We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specific return or refund privileges. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.
      Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year or greater, and maintenance agreements automatically renew until such time as termination is invoked per the contract. Maintenance and support services include parts replacement and repair, telephone support, and unspecified rights to operating system upgrades and enhancements on a when and if available basis. Installation and other consulting service revenues are recognized as performed, subject to all other revenue recognition criteria being met. Professional services typically include migration services, performance analysis, application support, and various other consulting services, none of which is considered essential to the functionality of our products.
      If the fee due from the customer is not fixed or determinable, inclusive of when payment terms greater than 90 days have been granted, revenue is recognized as payment is due, assuming all other revenue recognition criteria have been met. If collection is not considered reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance), revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit, or bank guarantee has been put in place.
      Revenue for arrangements with resellers is generally recognized when we deliver product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. Revenue is initially deferred and then recognized when product is sold through to the end user based on evidence provided by the reseller, provided all other revenue recognition criteria have been met (“Sell through”). On a limited basis, when we provide a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed and all other revenue recognition criteria have been met.
      We record deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.
      Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue. Sales tax, value-added tax, consumption tax and any other similar taxes are excluded from revenue.